Exhibit 99.5

CORPORATE GOVERNANCE
Statement of Corporate Governance Practices

AT A GLANCE OVERVIEW
•    We have a strong, independent Chairman with a clear leadership mandate in corporate governance.
•    The Board oversees management, considers and approves on a continuous basis strategic alternatives and plans, and approves all major strategy and policy recommendations for TDBFG.
•    The Board is responsible for setting the tone for a culture of integrity and compliance throughout TDBFG.
•    The Board, its committees, the committee Chairs and the Chairman of the Board operate under written charters setting out their responsibilities.
•    The Board continuously renews itself with high calibre candidates with diverse skills and experience.
•    The Audit Committee of the Board, not management, is responsible for the relationship with the shareholders’ auditor.

The Board of Directors and the management of TD Bank Financial Group are committed to leadership in corporate governance. We have designed our corporate governance policies and practices to be sure we are focused on our responsibilities to our shareholders and on creating long term shareholder value.
We can assure you that TDBFG’s policies and practices meet or exceed applicable legal requirements. We continuously monitor all proposed new rules and modify our policies and practices to meet any additional requirements. An overview of our corporate governance structure is set out below.

OVERVIEW OF CORPORATE GOVERNANCE STRUCTURE AT TDBFG
This diagram is a simple overview of the corporate governance structure at TDBFG.

OTHER PLACES TO FIND INFORMATION ABOUT CORPORATE GOVERNANCE AT TDBFG
Read our Chairman of the Board’s Message to Shareholders at page 6.

Corporate Governance - Go to the Corporate Governance section of our web site - www.td.com/gover-nance - there you will find information on our corporate governance practices, including our Corporate Governance Guidelines, our Director Independence Policy, our Code of Conduct and Ethics and a summary of significant differences between our governance practices and those required of U.S. domestic issuers listed on the New York Stock Exchange.

Proxy Circular - Read our Proxy Circular - in February 2007 it will be mailed to shareholders and available on our web site.

Annual Special Meeting - Attend our Annual Special Meeting - March 29, 2007 in Montreal, Quebec, Canada - or watch the webcast through our web site - www.td.com/investor.

Corporate Responsibility Report - Read our 2005 report - it documents our corporate citizenship activities throughout the year. The 2006 report will be released and available on our web site in February 2007 - www.td.com/community.

ROLE OF THE CHAIRMAN OF THE BOARD
Mr. John Thompson is the Chairman of the Board at TDBFG. The Chairman of the Board is appointed annually by the non-management directors of the Board. He is independent and his role as Chairman of the Board is to facilitate the functioning of the Board independently of management and to maintain and enhance the quality of our corporate governance at TDBFG. His key responsibilities are set out in the Charter of the Chairman of the Board which is available on our website. He also serves as Chair of the Corporate Governance Committee, is a member of the Management Resources Committee and is an ex officio member of the Audit Committee and Risk Committee.
Mr. Thompson served as Vice Chairman of IBM Corporation until 2002, having previously been the Chairman and Chief Executive Officer of IBM Canada Ltd. In addition to being a director of Royal Philips Electronics N.V. and The Thomson Corporation, Mr. Thompson is a trustee of The Hospital for Sick Children in Toronto. Mr. Thompson has been a member of the Board of TDBFG since 1988.

THE DIRECTORS’ KEY RESPONSIBILITIES
In addition to having the requisite skills and experience, all non-management directors must meet the qualifications for directors set out in the Position Description for Directors of TDBFG. Under the Position Description, directors are expected to serve TDBFG and the long-term interests of its shareholders by supervising the management of the business and affairs of TDBFG. In doing so, the directors are expected to:
•    Meet the highest ethical and fiduciary standards;
•    Demonstrate independence from management;
•    Be knowledgeable and inquisitive about the issues facing TDBFG;
•    Apply good sense and sound judgment to help make wise decisions; and
•    Display commitment through attendance at, preparation for and participation in meetings.
Directors are expected to fulfill these objectives through accountability, integrity, independence, involvement, contribution and commitment to the Bank and its shareholders.
Directors are also subject to the Bank’s Code of Conduct and Ethics.

TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Statement of Corporate Governance Practices 9

THE BOARD OF DIRECTORS AND ITS COMMITTEES
Our directors* are listed below. Our Proxy Circular for the 2007 Annual Meeting will set out the director candidates proposed for election at the meeting and additional information about each candidate including education, other principal directorships, TDBFG committee membership, stock ownership and attendance at Board and committee meetings.

William E. Bennett
Corporate Director and Retired
President and Chief Executive Officer
Draper & Kramer, Inc.
Chicago, Illinois

Hugh J. Bolton
Chair of the Board
EPCOR Utilities Inc.
Edmonton, Alberta

John L. Bragg
Chairman, President and
Co-Chief Executive Officer
Oxford Frozen Foods Limited
Oxford, Nova Scotia

W. Edmund Clark
President and Chief Executive Officer
The Toronto-Dominion Bank
Toronto, Ontario

Wendy K. Dobson
Professor and Director
Institute for International Business
Joseph L. Rotman School of
Management, University of Toronto
Toronto, Ontario

Darren Entwistle
President and Chief Executive Officer
TELUS Corporation
Vancouver, British Columbia

Donna M. Hayes
Publisher and Chief Executive Officer
Harlequin Enterprises Limited
Toronto, Ontario

Henry H. Ketcham
Chairman of the Board
President and Chief Executive Officer
West Fraser Timber Co. Ltd.
Vancouver, British Columbia

Pierre H. Lessard
President and Chief Executive Officer
METRO INC.
Montréal, Québec

Harold H. MacKay
Counsel
MacPherson Leslie & Tyerman LLP
Regina, Saskatchewan

Brian F. MacNeill
Chairman of the Board
Petro-Canada
Calgary, Alberta

Irene R. Miller
Chief Executive Officer
Akim, Inc.
New York, New York

Roger Phillips
Corporate Director and Retired
President and Chief Executive Officer
IPSCO Inc.
Regina, Saskatchewan

Wilbur J. Prezzano
Corporate Director and
Retired Vice Chairman
Eastman Kodak Company
Charleston, South Carolina

William R. Ryan
Chairman and
Chief Executive Officer**
TD Banknorth Inc.
Portland, Maine
Vice Chair and Group Head, U.S.
Personal and Commercial Banking
The Toronto-Dominion Bank
Toronto, Ontario

Helen K. Sinclair
Chief Executive Officer
BankWorks Trading Inc.
Toronto, Ontario

John M. Thompson
Chairman of the Board
The Toronto-Dominion Bank
Toronto, Ontario

*    as of December 1, 2006
**   On March 1, 2007, Mr. Bharat
      Masrani, currently President of
      TD Banknorth Inc., will assume the
      role of CEO of TD Banknorth Inc.
      Mr. Ryan will continue in his role
      as Chairman of the Board.

COMMITTEE	MEMBERS*	KEY RESPONSIBILITIES
Corporate Governance Committee	John M. Thompson (Chair) Wendy K. Dobson Darren Entwistle Harold H. MacKay Brian F. MacNeill
Responsibility for corporate governance of TDBFG:
•    Set the criteria for selecting new directors and the Board’s approach to director independence;
•    Identify individuals qualified to become Board members and recommend to the Board the director nominees for the next annual meeting of shareholders;
•    Develop and, where appropriate, recommend to the Board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at TDBFG;
•    Review and recommend the compensation of the directors of TDBFG;
•    Satisfy itself that TDBFG communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy;
•    Facilitate the evaluation of the Board and committees.

Management Resources Committee	Brian F. MacNeill (Chair) Henry H. Ketcham Pierre H. Lessard Wilbur J. Prezzano Helen K. Sinclair John M. Thompson
Responsibility for management’s performance evaluation, compensation and succession planning:
•    Discharge, and assist the Board in discharging, the responsibility of the Board relating to executive compensation as set out in this Committee’s charter;
•    Set performance objectives for the CEO, which encourage TDBFG’s long-term financial success and regularly measure the CEO’s performance against these objectives;
•    Determine the recommended compensation for the CEO and certain executive officers in consultation with independent advisors who help this Committee set competitive compensation that meets TDBFG’s hiring, retention and performance objectives;
•    Review candidates for CEO and recommend the best candidate to the Board as part of the succession planning process for the position of CEO;
•    Oversee the selection, evaluation, development and compensation of other members of senior management;
•    Produce a report on executive compensation for the benefit of shareholders, which is published in TDBFG’s annual proxy circular and review, as appropriate, any other major public disclosures concerning executive compensation.

Risk Committee	Roger Phillips (Chair) William E. Bennett Hugh J. Bolton Harold H. MacKay Wilbur J. Prezzano
Supervising the management of risk of TDBFG:
•    Identify and monitor the key risks of TDBFG and evaluate their management;
•    Approve risk management policies that establish the appropriate approval levels for decisions and other checks and balances to manage risk;
•    Satisfy itself that policies are in place to manage the risks to which TDBFG is exposed, including market, operational, liquidity, credit, insurance, regulatory and legal risk, and reputational risk;
•    Provide a forum for “big-picture” analysis of future risks including considering trends;
•    Critically assess TDBFG’s business strategies and plans from a risk perspective

Audit Committee * as of December 1, 2006 ** Designated Audit Committee Financial Expert	Hugh J. Bolton** (Chair) William E. Bennett John L. Bragg Donna M. Hayes Irene R. Miller Helen K. Sinclair
Supervising the quality and integrity of TDBFG’s financial reporting:
•    Oversee reliable, accurate and clear financial reporting to shareholders;
•    Oversee internal controls - the necessary checks and balances must be in place;
•    Be directly responsible for the selection, compensation, retention and oversight of the work of the shareholders’ auditor - the shareholders’ auditor reports directly to this Committee;
•    Listen to the shareholders’ auditor, internal auditor and the chief compliance officer, and evaluate the effectiveness and independence of each;
•    Oversee the establishment and maintenance of processes that ensure TDBFG is in compliance with the laws and regulations that apply to it as well as its own policies;
•    Act as the Audit Committee and Conduct Review Committee for certain subsidiaries of TDBFG that are federally-regulated financial institutions and insurance companies;
•    Receive reports on and approve, if appropriate, certain transactions with related parties.

10    TD BANK FINANCIAL GROUP ANNUAL REPORT 2006 Statement of Corporate Governance Practices